ONE SHELL PLAZA 910 LOUISIANA STREET HOUSTON, TEXAS 77002-4995 TEL +1 713.229.1234 FAX +1 713.229.1522 BakerBotts.com	ABU DHABI AUSTIN BEIJING BRUSSELS DALLAS DUBAI HONG KONG	HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIO DE JANEIRO RIYADH WASHINGTON

October 9, 2014

BY EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention:	H. Roger Schwall
Assistant Director

RE:	Shell Midstream Partners, L.P. (the “Partnership”)
Registration Statement on Form S-1
File No. 333-196850

Dear Mr. Schwall:

This letter relates to the Partnership’s Registration Statement on Form S-1, as amended through Amendment No. 3 filed on October 8, 2014. On behalf of the Partnership, we hereby provide the following proposed price range and unit number information to be included in the Partnership’s preliminary prospectus (the “Preliminary Prospectus”) relating to the Partnership’s proposed initial public offering (the “Offering”) for the Commission’s review. Such Preliminary Prospectus will state that the initial offering price to the public of the Partnership’s common units (the “Common Units”) is expected to be between $19.00 and $21.00 per Common Unit, based on 37,500,000 Common Units offered to the public in connection with the Offering (excluding 5,625,000 Common Units that may be sold pursuant to the exercise of the underwriters’ option to purchase additional units) and 69,617,134 Common Units expected to be outstanding upon completion of the Offering. As requested by the Commission, please find enclosed the relevant sections of the Registration Statement updated to reflect the price range and unit number information, all of which we expect to include in an amendment to the Registration Statement to be filed shortly. Please note that in connection with the filing of such amendment, the Partnership will pay the required additional filing fee for the maximum offering size contemplated by the proposed Offering.

To the extent that you have any questions regarding this letter, please do not hesitate to contact the undersigned at (713) 229-1508 or A.J. Ericksen of Baker Botts L.L.P. at (713) 229-1393. Thank you for your attention to this matter.

Very truly yours,
BAKER BOTTS L.L.P.
By:	/s/ Hillary H. Holmes
Hillary H. Holmes

cc:	Lori Muratta

Enclosure